Exhibit 99.1

For Immediate Release

Pointer Telocation Reports

Third Quarter 2018 Financial Results

Rosh HaAyin, Israel, November 15, 2018. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR), a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced its financial results for third quarter and nine months ended September 30, 2018.

Financial Highlights for Third Quarter 2018 Compared to Third Quarter 2017

●	Total revenues of $18.7 million, down 7% as reported due to foreign currency exchange headwinds and up 1% on a constant currency basis

●	Service revenues of $12.8 million, down 4% as reported and up 8% on a constant currency basis

●	Operating income of $2.5 million (13% of revenue), down 13%

●	Net income of $1.8 million, down 4%

●	Cash, net of debt, totaled $2 million. Generated $3.1 million in operating cash flow during the quarter

●	Total subscribers reached 274,000, an increase of 10%

Financial Highlights for First Nine Months of 2018 Compared to First Nine Months of 2017

●	Total revenues of $59.4 million as reported, up from $59.3 million, and up 4% on a constant currency basis

●	Service revenues of $39.8 million, up 3% as reported, and up 9% on a constant currency basis

●	Operating income of $7.8 million (13% of revenue), down 2%

●	Net income of $5.5 million, up 1%

Management Commentary

David Mahlab, Pointer’s Chief Executive Officer, commented:

“This was another solid quarter for Pointer. We delivered improved service margins, strong earnings and impressive cash flow generation while facing tough headwinds from foreign currency exchange rates in our markets in Latin America, which negatively impacted reported revenue. Our bottom line performance is good, and it demonstrates our underlying strength.”

“During the period, we continued to advance our capabilities in the IOT space and in providing our safety and driver behavior solution through our machine learning technology. Our platform will harness our real-time driver data to deliver more efficient, cost-effective products and services to our customers, many of whom have already provided positive initial feedback on these upcoming offerings. Initial introduction of the solution has been well received by our customers. We are also currently beta testing our asset tracking solution in North America and intend to start shipping before the end of the year.”

“As reported recently, in India, we have been officially certified to the AIS 140 standard, which we believe will drive a substantial increase in telematics adoption in this growing market. We expect to start delivering Cello CANiQ IN devices in India by the end of the year, and we should benefit from deliveries in the Americas as well. We expect a significant ramp up in North America in 2019 and beyond. Meanwhile, in Brazil we secured several new contracts during the third quarter that will have an impact in 2019 as well.”

“Our markets, while highly fragmented, continue to expand, and we are positioned around the globe to pursue them.”

Yaniv Dorani, Pointer’s Chief Financial Officer, commented:

“During the period, we continued to strengthen our balance sheet and improve our capital structure. In the third quarter, we generated $3.1 million in operating cash flow and ended the quarter with $2.0 million in net cash, achieving positive net cash for the first time in more than a decade. Over the past nine months, we have reduced our long-term debt by $3.8 million.”

Third Quarter 2018 Financial Summary Compared to Third Quarter 2017

(in millions, except per share amounts)	Q3/2018	Q3/2017
Total Revenues	$18.7	$20.2
Service Revenues	$12.8	$13.3
Operating Income (% of Revenue)	$2.5 (13%)	$2.9 (14%)
Diluted EPS	$0.22	$0.23
Non-GAAP Diluted EPS	$0.31	$0.28
EBITDA	$3.1	$3.6

First Nine Months of 2018 Financial Summary Compared to First Nine Months of 2017

(in millions, except per share amounts)	1-9/2018	1-9/2017
Total Revenues	$59.4	$59.3
Service Revenues	$39.8	$38.6
Operating Income (% of Revenue)	$7.8 (13%)	$8.0 (13%)
Diluted EPS	$0.67	$0.67
Non-GAAP Diluted EPS	$0.91	$0.89
EBITDA	$9.8	$10.1

Revenues from services decreased 4% as reported to $12.8 million as compared to $13.3 million in the third quarter of 2017. In local currency terms, revenues from services increased by 8%. Revenues from products decreased 14% as reported in the third quarter of 2018 to $5.9 million from $6.9 million. In local currency terms, revenues from products decreased by 11%. The currency exchange rate impact on total revenues for the third quarter of 2018 compared to the third quarter of 2017 was approximately $1.8 million.

Conference Call Information

As previously announced, Pointer Telocation’s management will host a conference call today, at 10:00 a.m. Eastern Time, 3:00 p.m. UK time, 17:00 p.m. Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA +1-877-407-0789 or 1-201-689-8562

From Israel 1-809-406-247

From the UK 0-800-756-3429

A replay will be available a few hours following the call on the company’s website for one year.

The call will also be accompanied by a live webcast over the Internet and accessible at http://public.viavid.com/index.php?id=131448.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses EBITDA, Non-GAAP operating income and Non-GAAP net income as Non-GAAP financial performance measurements.

Pointer calculates EBITDA by adding back to net income financial expenses, taxes and depreciation and amortization of intangible assets.

Pointer calculates Non-GAAP operating income by adding back to operating income the effects of non-cash stock-based compensation expenses, amortization of long-lived assets, other expenses of retirement costs and losses and acquisition related one-time costs.

Pointer calculates Non-GAAP net income by adding back to net income the effects of non-cash stock-based compensation expenses, amortization of long lived assets, non-cash tax expenses, other expenses of retirement costs and acquisition related one-time costs.

The purpose of such adjustments is to give an indication of the Company’s performance exclusive of Non-GAAP charges that are considered by management to be outside of the Company’s core operating results.

EBITDA and Non-GAAP operating and net income are provided to investors to complement the results provided in accordance with GAAP, as management believes these measures help to illustrate underlying operating trends in the Company’s business and uses these measures to establish internal budgets and goals, manage the business and evaluate performance. Management believes that these Non-GAAP measures help investors to understand the Company’s current and future operating cash flow and performance, especially as the Company’s acquisitions have resulted in amortization and non-cash items that have had a material impact on the Company’s GAAP profits. EBITDA and Non-GAAP operating and net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Risks Regarding Forward Looking Statements

Certain statements made herein that use words such as “estimate”, “project”, “intend”, “expect”, “believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its platform that will harness its real-time driver data to deliver better products and services, the Company’s strength, adoption of the Company’s solutions and other trends in the markets and various territories, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Company contact: Yaniv Dorani, CFO Tel: +972-3-5723111 E-mail: yanivd@pointer.com	Investor Relations Contact at Hayden IR, LLC: Brett Maas Tel: +1-646-536-7331 E-mail: brett@haydenir.com

Dave Fore Tel: +1-206-395-2711 E-mail: dave@haydenir.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2018	December 31, 2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	8,315	7,375
Trade and unbilled receivables	12,527	13,660
Other accounts receivable and prepaid expenses	3,349	2,865
Inventories	6,217	6,551

Total current assets	30,408	30,451

LONG-TERM ASSETS:
Long-term loan to related party	968	973
Long-term unbilled and other accounts receivable	1,290	1,116
Severance pay fund	3,184	3,546
Property and equipment, net	5,756	5,848
Other intangible assets, net	1,299	1,935
Goodwill	38,246	41,010
Deferred tax asset	8,323	9,585

Total long-term assets	59,066	64,013

Total assets	89,474	94,464

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2018	2017
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	3,249	5,101
Trade payables	5,353	6,204
Deferred revenues and customer advances	709	777
Other accounts payable and accrued expenses	7,728	9,117

Total current liabilities	17,039	21,199

LONG-TERM LIABILITIES:
Long-term loans from banks	3,048	5,015
Deferred taxes and other long-term liabilities	416	838
Accrued severance pay	3,633	3,996

Total long term liabilities	7,097	9,849

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd.’s shareholders’ equity:
Share capital	6,049	5,995
Additional paid-in capital	129,895	129,076
Accumulated other comprehensive income	(7,104)	(2,340)
Accumulated deficit	(63,738)	(69,597)

Total Pointer Telocation Ltd.’s shareholders’ equity	65,102	63,134

Non-controlling interest	236	282

Total equity	65,338	63,416

Total liabilities and equity	89,474	94,464

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except for share and per share information

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited
Revenues:
Products	19,555	20,725	5,918	6,896	26,182
Services	39,798	38,579	12,812	13,336	51,973

Total revenues	59,353	59,304	18,730	20,232	78,155

Cost of revenues:
Products	11,740	12,831	3,551	4,078	16,073
Services	16,309	16,294	5,160	5,673	21,914

Total cost of revenues	28,049	29,125	8,711	9,751	37,987

Gross profit	31,304	30,179	10,019	10,481	40,168

Operating expenses:
Research and development	3,446	3,024	1,087	1,037	4,051
Selling and marketing	10,983	10,360	3,438	3,599	14,038
General and administrative	8,400	8,463	2,852	2,827	11,275
Amortization of intangible assets	367	339	119	112	463
One-time acquisition related costs	262	-	-	-	32

Total operating expenses	23,458	22,186	7,496	7,575	29,859

Operating income	7,846	7,993	2,523	2,906	10,309
Financial expenses, net	856	708	190	288	1,004
Other expenses (income)	13	(7)	(2)	(4)	5

Income before taxes on income	6,977	7,292	2,335	2,622	9,300
Taxes on income	1,481	1,877	531	739	(7,221)

Net income	5,496	5,415	1,804	1,883	16,521

Earnings per share from continuing operations attributable to Pointer Telocation Ltd.’s shareholders:
Basic net earnings per share	0.68	0.68	0.22	0.24	2.07

Diluted net earnings per share	0.67	0.67	0.22	0.23	2.03

Weighted average -Basic number of shares	8,088,700	7,977,376	8,131,988	7,989,398	7,997,684

Weighted average – fully diluted number of shares	8,273,532	8,104,756	8,274,676	8,172,362	8,130,566

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	5,496	5,415	1,804	1,883	16,521
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,939	2,142	593	691	2,924
Accrued interest and exchange rate changes of debenture and long-term loans	7	-	(18)	-	52
Accrued severance pay, net	15	134	(30)	22	93
Gain from sale of property and equipment, net	(73)	(85)	(24)	(18)	(113)
Stock-based compensation	792	299	406	83	380
Decrease (increase) in trade and unbilled receivables, net	69	(2,271)	857	(144)	(1,616)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,039)	(569)	330	(89)	(206)
Decrease (increase) in inventories	1,017	(807)	266	(240)	(1,170)
Decrease (increase) in deferred income taxes	616	1,096	276	274	(8,018)
Decrease (increase) in long-term unbilled and other accounts receivable	(99)	4	103	(48)	165
Decrease in trade payables	(479)	(1,558)	(726)	(347)	(1,597)
Increase (decrease) in other accounts payable and accrued expenses	(1,095)	2,200	(713)	1,206	2,285

Net cash provided by operating activities	7,166	6,000	3,124	3,273	9,700

Cash flows from investing activities:
Purchase of property and equipment	(2,061)	(1,987)	(428)	(875)	(3,033)
Purchase of other intangible assets	-	-	-	-	(233)
Proceeds from sale of property and equipment	72	86	23	31	114

Net cash used in investing activities	(1,989)	(1,901)	(405)	(844)	(3,152)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited

Cash flows from financing activities:

Repayment of long-term loans from banks	(3,810)	(3,369)	(1,165)	(1,356)	(4,875)
Proceeds from issuance of shares and exercise of options, net of issuance costs	80	387	-	111	395
Short-term bank credit, net	(41)	(305)	(120)	(3)	(231)

Net cash used in financing activities	(3,771)	(3,287)	(1,285)	(1,248)	(4,711)

Effect of exchange rate on cash and cash equivalents	(466)	126	(287)	123	(528)

Decrease in cash and cash equivalents	940	938	1,147	1,304	1,309
Cash and cash equivalents at the beginning of the period	7,375	6,066	7,168	5,700	6,066

Cash and cash equivalents at the end of the period	8,315	7,004	8,315	7,004	7,375

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands, except share and per share data

The following table reconciles GAAP to non-GAAP operating results:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017

GAAP gross profit	31,304	30,179	10,019	10,481	40,168
Stock-based compensation expenses	65	2	32	1	3
Non-GAAP gross profit	31,369	30,181	10,051	10,482	40,171

GAAP operating income	7,846	7,993	2,523	2,906	10,309
Stock-based compensation expenses	792	299	406	83	380
Amortization and impairment of long lived assets	367	339	119	112	463
Other expenses of retirement costs	-	125	-	-	125
Acquisition related one-time costs	262	-	-	-	154
Non-GAAP operating income	9,267	8,756	3,048	3,101	11,431

GAAP net income	5,496	5,415	1,804	1,883	16,521
Stock-based compensation expenses	792	299	406	83	380
Amortization and impairment of long lived assets	367	339	119	112	463
Other expenses of retirement costs	-	125	-	-	125
Non cash tax expenses	613	1,030	238	229	(8,213)
Acquisition related one-time costs	262	-	-	-	154
Non-GAAP net income	7,530	7,208	2,567	2,307	9,430

Non-GAAP net income per share from continuing operations - Diluted	0.91	0.89	0.31	0.28	1.16
Non-GAAP weighted average number of shares - Diluted*	8,273,532	8,104,756	8,274,676	8,172,362	8,130,566

*	In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

EBITDA

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017

GAAP Net income as reported:	5,496	5,415	1,804	1,883	16,521

Financial expenses, net	856	708	190	288	1,004
Tax on income	1,481	1,877	531	739	(7,221)
Depreciation, amortization and impairment of goodwill and intangible assets	1,939	2,142	593	691	2,924

EBITDA	9,772	10,142	3,118	3,601	13,228

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